Exhibit 99.1

News Release

BROOKFIELD RENEWABLE POWER ANNOUNCES LONG-TERM POWER SALES
CONTRACT WITH ONTARIO POWER AUTHORITY

Toronto, ONTARIO, November 20, 2009  Pursuant to the Ontario Power Authority’s (“OPA”) Hydroelectric Contract Initiative, Brookfield Renewable Power Inc., (“BRPI”) today announced that it has entered into a 20-year contract with the OPA to sell it all of the output from 16 of BRPI’s Ontario hydro facilities. The facilities comprise 837 megawatts of capacity and generate on average approximately 2,300 gigawatt hours of electricity annually.

The 20-year contract provides a base price of C$69 per megawatt hour, plus additional payments for on-peak production. The base price and peaking premium will be increased annually, and together with additional revenue from the sale of ancillary products, is expected to result in an all-in year one price in excess of C$80 per megawatt hour.

The contract increases the amount of BRPI’s generation currently under long-term contract from approximately 50% to approximately 70%, reducing its reliance on shorter-term financial contracts.  Deliveries under the OPA contract are set to begin December 1, 2009.

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About Brookfield Renewable Power
Brookfield Renewable Power Inc., wholly-owned by Brookfield Asset Management Inc., has more than 100 years of experience as an owner, operator and developer of hydroelectric power facilities. Its total portfolio includes more than 165 generating facilities with approximately 4,100 megawatts of capacity. It also has a significant hydroelectric and wind project pipeline. Brookfield Renewable Power’s operations are primarily located in North America and Brazil. Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has over US$90 billion of assets under management and is listed on the New York and Toronto Stock Exchanges under the symbols BAM and BAM.A, respectively, and on Euronext Amsterdam under the symbol BAMA. For more information, please visit Brookfield Renewable Power’s website at www.brookfieldpower.com and Brookfield Asset Management’s website at www.brookfield.com.

Cautionary Note on Forward-looking Information
Certain information regarding Brookfield Renewable Power contained herein may constitute forward-looking statements. Forward looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. The words “will”, “intends” and “expected” which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward looking statements in this press release include statements regarding the quantity, pricing and timing of power deliveries under the contract with the Ontario Power Authority. Although Brookfield Renewable Power believes that its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, it can give no assurance that such expectations will prove to have been correct. The reader should not place undue reliance on forward looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield Renewable Power to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: hydrology risk, our ability to generate and deliver power during higher-priced peak periods, the risk that expected pricing is not achieved, risks of power delivery or equipment failure and other risks and factors detailed from time to time in Brookfield Renewable Power’s Annual Information Form filed with the securities regulators in Canada under the heading “Risk Factors”. We caution that the foregoing list of important factors that may affect future results is not exhaustive. Except as required by law, Brookfield Renewable Power undertakes no obligation to publicly update or revise any forward looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

For More Information:

Zev Korman
Director, Investor Relations & Communications
Brookfield Renewable Power
Tel:           (416) 359-1955
e-mail:       zkorman@brookfield.com